UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

As previously reported, on October 31, 2024, Linkage Global Inc (the “Company”) received a written notice from the Nasdaq Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”), notifying the Company that based upon the closing bid price of the Class A ordinary shares of the Company for the last 30 consecutive business days, the Company was not in compliance with the minimum bid price requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2) (the “Rule”). Nasdaq provided the Company with an 180 calendar days compliance period, or until April 29, 2025, in which to regain compliance with the Rule.

On April 23, 2025, the Company received a written notice from Nasdaq, notifying the Company that for the 10 consecutive business days between April 7, 2025 and April 22, 2025, the closing bid price of the Class A ordinary shares of the Company has been at US$1.00 per share or greater. Thus, the Company has regained compliance with the Rule, and the matter is now closed.

On April 23, 2025, the Company issued a press release announcing that it has regained compliance with Nasdaq listing requirements.

The full text of the press release is attached to this current report on Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated April 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: April 24, 2025	By:	/s/ Yang (Angela) Wang
	Name:	Yang (Angela) Wang
	Title:	Chief Executive Officer

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